Exhibit 99.3
Shinhan Financial Group resolved to pay cash dividends

On February 11, 2014, the Board of Directors of Shinhan Financial Group made a resolution to pay cash dividends for the fiscal year 2013, subject to the shareholders’ approval.

Total Dividend Amount
1) Dividend amount for common stocks: KRW 308,229,731,550

(KRW 650 per share, 13% of par value and 1.4% of market price of common stock)

2) Dividend amount for preferred stocks: KRW 61,938,000,000
3) Total dividend amount: KRW 370,167,731,550

The dividend payment must be approved by the Annual General Meeting of Shareholders (hereafter “AGM”) and the details may change subject to results of the audit and the AGM.